Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2024

Maroussi, Greece, May 21, 2024 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (“we”, “our”, “us”, the “Company” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three months ended March 31, 2024.

Summary

For the three months ended March 31, 2024, our Revenues, net were $11.8 million. For the same period, our time charter equivalent (“TCE”) revenues were $10.2 million, an increase of $0.9 million, or 10.2%, over the comparable period in 2023. Our net income attributable to common shareholders for the first quarter ended March 31, 2024, was $3.4 million. For the first quarter of 2024, the net income per common share was $0.33 basic and $0.30 diluted compared to the net income per common share of $0.81 basic and $0.71 diluted for the same period in 2023. Our Adjusted EBITDA for the three months ended March 31, 2024, was $6.0 million, an increase of $1.8 million over the comparable period in 2023. Please see “Non-GAAP Measures and Definitions” below.

On February 15, 2024, we took delivery, from an unaffiliated third party, of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase (MOA agreed in November 2023) of the eco-efficient Kamsarmax, fitted with a ballast water treatment system and scrubber, was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at Term SOFR +2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and commenced commercial operations on February 29, 2024.

On May 16, 2024, the Company’s Board of Directors (the “BOD”) approved certain key strategic and financial actions which should further enhance shareholder value. First, the Company has allocated up to an additional $1.0 million for the next 12 months to the common share repurchase program. Second, the BOD also authorized the redemption of 100,000 shares of our outstanding 7.75% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) at the stated liquidation price of $25 per share, plus accrued dividends, with the redemption date of June 20, 2024. Third, the Company has agreed to enter into an operating joint venture agreement to acquire an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding, named the “Konkar Venture” (the “Vessel”), a sister-ship of our “Konkar Asteri”. The Vessel will be acquired for $30.0 million and will be funded by a combination of bank debt, cash and issuance of $1.5 million in Company restricted common shares. The Company will own 60% of the ship owning company of “Konkar Venture” and a company related to Mr. Valentios Valentis, our Chairman and CEO, will own the remaining 40%. To fund the Vessel acquisition and provide for working capital and cover transaction costs, the Company will invest $7.3 million in cash equity and Mr. Valentis will fund $5.9 million in cash at closing. A new $16.5 million 5 year secured bank loan will complete the funding for the Vessel acquisition.

Valentios Valentis, our Chairman and CEO, commented:

“We are pleased to report solid results for the first fiscal quarter, 2024 with Revenues, net of $11.8 million and Net Income attributable to common shareholders of $3.4 million with basic earnings per share of $0.33 basic and of $0.30 diluted. In the quarter ended March 31, 2024, the product tanker sector continued to experience strong chartering activity driven by global demand for transportation fuels, relatively low inventories of many petroleum products, healthy refinery margins, combined with the impact of the ongoing war in the Ukraine which has led to continued market dislocation of shifting trade patterns and ton-mile expansion of seaborne cargo transportation. During the first quarter, we reported an average daily TCE for our MR’s of $31,790. Recent hostilities in the Red Sea and the Gulf of Aden have further supported the strong product tanker environment and as of May 16, 2024, 83% of our MR available days in the quarter ending June 30, 2024, were booked at an average TCE of $32,500 per day. We now own and operate three modern eco-efficient MR’s, two of which are currently employed under short-term time charters and one on spot. On the dry side, chartering conditions have also been constructive. For the quarter ended March 31, 2024, our two mid-sized eco-efficient bulkers generated a solid average TCE of $16,950 per day. Both the “Konkar Ormi” and “Konkar Asteri” are currently employed under short-term time charters, and as of May 16, 2024 the average TCE for the dry bulk carriers was $18,400 with bookings of 92% of available days in Q2 2024.

Tanker asset values have continued to be exceptionally strong, and we have not uncovered any compelling acquisition opportunities of modern second-hand eco-MR’s. However, our solid financial position has given us the capability to further expand our dry-bulk operations. In February, we completed the acquisition of 2015-built Kamsarmax, the “Konkar Asteri”, and in May, the independent and disinterested directors of our Board of Directors (“BOD”) unanimously approved the investment in a sister-ship, the “Konkar Venture”. We have decided to structure this latest dry bulk investment as an operating joint venture similar to the acquisition of the “Konkar Ormi” in September, 2023. The Company will own 60% of the new vessel owning subsidiary for a total equity investment of $8.8 million which will consist of $7.3 million of cash and the issuance of $1.5 million of restricted common shares to the sellers. In further support for the expansion plans of the Company, entities related to Mr. Valentis have agreed to fund $5.9 million in cash for the remaining 40% ownership on the vessel owning company. To complete the acquisition funding, an attractive five-year $16.5 million term loan will be put in place. Upon the anticipated closing of this purchase in June, the Company will be operating six vessels under a mixed chartering strategy.

At this juncture, we expect the chartering environment for product tankers and dry-bulk carriers to remain constructive for at least 2024. Solid global demand for seaborne cargoes across a wide range of refined petroleum products and dry-bulk commodities is expected to continue with the respective orderbooks remaining relatively manageable. While moderating inflation and the prospect of softening monetary policies by many central banks later this year promote additional optimism, the growing complexity within our two sectors and the uncertainty surrounding macro-economic conditions and global events necessitate continued prudent management. Leveraging our significant financial resources and strong relationships, we will continue to pursue value-enhancing transactions including share buybacks, while upholding operational and capital discipline.”

Results for the three months ended March 31, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

For the three months ended March 31, 2024, we reported Revenues, net of $11.8 million, or 1.6% higher than $11.6 million in the comparable 2023 period. Our net income attributable to common shareholders was $3.4 million, or $0.33 basic and $0.30 diluted net income per common share, compared to a net income attributable to common shareholders of $8.7 million, or $0.81 basic and $0.71 diluted net income per common share, for the same period in 2023. In Q1 2023, the Company realized a $8.0 million gain on the sale of our 2009 built MR or $0.75 per basic share and $0.64 diluted. The weighted average number of basic common shares decreased by 0.2 million to 10.5 million in the most recent period versus the first quarter of 2023. The weighted average number of diluted common shares also decreased in 2024 to 12.3 million shares, which assumes the full conversion of all the outstanding Preferred Stock in the most recent period. The average MR daily TCE rate during the first quarter of 2024 was $31,790 or 35.2% higher than the $23,508 MR daily TCE rate for the same period in 2023, due to higher demurrage income from spot chartering activity and better market conditions. The new dry-bulkers acquired, the Ultramax carrier in Fall 2023 and the Kamsarmax on February 15, 2024, had an average TCE rate of $16,950 for the first quarter of 2024. The revenue mix of the MR vessels for the first quarter of 2024 was 56% from short-term time charters and 44% from spot market employment, while the dry-bulk carriers were hired for short-term time charters. Despite less ownership days for our fleet in the most recent period, Adjusted EBITDA increased by $1.8 million to $6.0 million in the first quarter of 2024 from $4.2 million for the same period in 2023 primarily due to a higher average TCE rate and better utilization for our fleet of three MR’s.

MR tanker fleet	Three months ended March 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2023		2024

MR Revenues, net [1]		$11,616		$9,688
MR Voyage related costs and commissions [1]		(2,401)		(1,295)
MR Time charter equivalent revenues [1,3]		$9,215		$8,392

MR Total operating days [1]		392		264
MR Daily Time Charter Equivalent rate [1,3]	$/d	23,508	$/d	31,790
Average number of MR vessels [1]		4.9		3.0

Dry-bulk fleet	Three months ended March 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2023	2024

Dry-bulk Revenues, net [2]	n/a		$2,117
Dry-bulk Voyage related costs and commissions [2]	n/a		(355)
Dry-bulk charter equivalent revenues [2,3]	n/a		$1,762

Dry-bulk Total operating days [2]	n/a		104
Dry-bulk Daily Time Charter Equivalent rate [2,3]	n/a	$/d	16,950
Average number of Dry-bulk vessels [2]	n/a		1.5

Total fleet	Three months ended March 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2023		2024

Revenues, net [1,2]		$11,616		$11,805
Voyage related costs and commissions [1,2]		(2,401)		(1,650)
Time Charter equivalent revenues [1,2,3]		$9,215		$10,155

Total operating days [1,2]		392		368
Daily Time Charter Equivalent rate [1,2,3]	$/d	23,508	$/d	27,596
Average number of vessels [1,2]		4.9		4.5
Total Fleet Ownership days		442		409

1 a) The eco-modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

   b) The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

2 a) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

   b) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

3 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion & Analysis of Financial Results for the Three Months ended March 31, 2023 and 2024

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except daily TCE rates and as otherwise noted)

Revenues, net: Revenues, net of $11.8 million for the three months ended March 31, 2024, represented an increase of $0.2 million, or 1.6%, from $11.6 million in the comparable period of 2023. In the first quarter of 2024, our average daily TCE rate for our MR fleet was $31,790, a $8,282 per day increase from $23,508 for the same period in 2023. These changes were the result of higher demurrage income due to spot chartering activity in the first quarter of 2024 and better market conditions. In the first quarter of 2024, our MR’s generated utilization of 96.7% in comparison to 89.5% in the same period of 2023. Our dry-bulk carriers for the first quarter of 2024 achieved an average daily TCE rate of $16,950 with 76.5% utilization due to the start-up of the”Konkar Asteri”. Total fleet ownership days in the first quarter of 2024 were 409 on an average of 4.5 vessels compared with 442 days on an average of 4.9 vessels for the same period of 2023. This decrease was due to the sales of the “Pyxis Malou” in March 2023 and “Pyxis Epsilon” in December 2023 counterbalanced by the acquisition of the new dry-bulk carriers “Konkar Ormi” and “Konkar Asteri” in September 2023 and February 2024, respectively.

Voyage related costs and commissions: Voyage related costs and commissions of $1.7 million in the first quarter of 2024, represented a decrease of $0.8 million, or 31.3%, from $2.4 million in the same period of 2023, primarily as a result of fewer spot employment days for our vessels, including idle days, from 122 days in the first quarter in 2023 to 91 days in the same period of 2024. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three-month period ended March 31, 2024, represented a decrease of $0.3 million, or 8.1% compared to 2023, and reflected slightly fewer vessel ownership days partially offset by inflationary cost pressures.

General and administrative expenses: General and administrative expenses of $0.7 million for the first quarter of 2024 decreased by 44.0% compared to $1.3 million in the same period of 2023. The decrease was attributable mainly to the previous year’s performance bonus of $0.6 million paid to our ship management company, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis.

Management fees: For the three months ended March 31, 2024, management fees charged by our tanker ship manager, “Maritime”, our dry-bulk ship manager Konkar Shipping Agencies S.A. (“Konkar Agencies”), both affiliated entities of our Chairman and Chief Executive Officer, Mr. Valentis, and from International Tanker Management Ltd. (“ITM”), the technical manager of our MRs, decreased by less than $0.1 million, reflecting 33 fewer vessel ownership days compared to the same period in 2023.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2024, remained flat compared to the same period of 2023.

Depreciation: Depreciation of $1.5 million for the quarter that ended March 31, 2024, represents an increase of $0.1 million, or 4.2% compared to $1.4 million in 2023 and reflects, the period’s depreciation for the newly acquired bulker vessels “Konkar Ormi” and “Konkar Asteri”offset by depreciation ceasing of the sold tankers “Pyxis Malou” and “Pyxis Epsilon”.

Gain from the sale of vessels, net: During the three months ended March 31, 2023, we recorded a net gain of $8.0 million related to the sale of our oldest MR tanker, the “Pyxis Malou”, compared to nil for the same period in 2024.

Loss from debt extinguishment: During the three months ended March 31, 2023, we recorded a loss from debt extinguishment of approximately $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs associated with the loan repayments of the “Pyxis Malou”, which was sold on March 23, 2023, and “Pyxis Karteria”, which was refinanced during the same quarter. In the first quarter ended March 31, 2024, we didn’t incur any similar costs.

Interest and finance costs: Interest and finance costs for the quarter ended March 31, 2024, were $1.5 million, compared to $1.4 million in the comparable period in 2023, an increase of $0.1 million, or 4.4%. This increase was attributed to higher LIBOR/SOFR referenced interest rates paid on all the floating rate bank debt offset by lower average debt levels. On February 15, 2024, the Company completed the debt financing of the new dry-bulk carrier “Konkar Asteri”, our 2015 built Kamsarmax with a $14.5 million five year secured loan from an existing lender. The loan is priced at SOFR plus 2.35%.

Interest income: Interest income of $0.7 million was received during the quarter ended March 31, 2024 from the Company’s short term time deposits. The amount for the same period in 2023 was nil.

Interim Consolidated Statements of Comprehensive Net Income

For the three months ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended March 31,
	2023	2024

Revenues, net	$11,616	$11,805

Expenses:
Voyage related costs and commissions	(2,400)	(1,650)
Vessel operating expenses	(3,337)	(3,067)
General and administrative expenses	(1,305)	(731)
Management fees, related parties	(166)	(226)
Management fees, other	(248)	(122)
Amortization of special survey costs	(85)	(97)
Depreciation	(1,402)	(1,461)
Gain from the sale of vessels, net	8,018	—
Operating income	10,691	4,451

Other expenses, net:
Loss from debt extinguishment	(287)	—
Loss from financial derivative instruments	(59)	—
Interest and finance costs	(1,430)	(1,493)
Interest income	—	654
Total other expenses, net	(1,776)	(839)

Net income	$8,915	$3,612

Loss attributable to non-controlling interest	—	38
Net income attributable to Pyxis Tankers Inc.	$8,915	$3,650

Dividend Series A Convertible Preferred Stock	(219)	(209)
Net income attributable to common shareholders	$8,696	$3,441

Income per common share, basic	$0.81	$0.33
Income per common share, diluted	$0.71	$0.30

Weighted average number of common shares, basic	10,706,972	10,508,560
Weighted average number of common shares, diluted	12,602,547	12,328,849

Consolidated Balance Sheets

As of December 31, 2023 and March 31, 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	March 31,
	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,539	$24,304
Short-term investment in time deposits	20,000	22,500
Inventories	957	2,941
Trade accounts receivable, net	4,964	4,187
Due from related parties	194	—
Prepayments and other current assets	226	535
Total current assets	60,880	54,467

FIXED ASSETS, NET:
Vessels, net	99,273	124,455
Advance for vessel acquisition	2,663	—
Total fixed assets, net	101,936	124,455

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	1,800	2,150
Deferred dry-dock and special survey costs, net	1,622	1,529
Prepayments and other non-current assets	75	75
Total other non-current assets	3,497	3,754
Total assets	$166,313	$182,676

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,580	$6,501
Trade accounts payable	1,695	1,630
Due to related parties	990	1,282
Hire collected in advance	1,173	848
Accrued and other liabilities	646	1,048
Total current liabilities	10,084	11,309

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	55,370	67,280
Total non-current liabilities	55,370	67,280

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 403,631 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2023 and 403,631 at March 31, 2024)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,542,547 shares issued and outstanding as at December 31, 2023 and 10,497,990 at March 31, 2024, respectively)	11	11
Additional paid-in capital	110,799	110,610
Accumulated deficit	(14,270)	(10,815)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	96,540	99,806
Non-controlling interest	4,319	4,281
Total stockholders’ equity	100,859	104,087
Total liabilities and stockholders’ equity	$166,313	$182,676

Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2023	2024
Cash flows from operating activities:
Net income	$8,915	$3,612
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,402	1,461
Amortization and write-off of special survey costs	85	97
Amortization and write-off of financing costs	69	55
Amortization of restricted common stock grants	—	8
Loss from debt extinguishment	287	—
Loss from financial derivative instrument	59	—
Gain on sale of vessels, net	(8,018)	—
Changes in assets and liabilities:
Inventories	1,017	(1,984)
Due from related parties	79	486
Trade accounts receivable, net	5,482	777
Prepayments and other assets	(453)	(309)
Insurance claim receivable	320	—
Special survey cost	(260)	(4)
Trade accounts payable	72	(66)
Hire collected in advance	(2,133)	(325)
Accrued and other liabilities	(354)	403
Net cash provided by operating activities	$6,569	$4,211

Cash flow from investing activities:
Proceeds from the sale of vessel, net	24,292	—
Vessel acquisition	—	(23,963)
Vessel additions	—	(17)
Short-term investment in time deposits	—	(2,500)
Net cash provided by/(used in) investing activities	$24,292	$(26,480)

Cash flows from financing activities:
Proceeds from long-term debt	15,500	14,500
Repayment of long-term debt	(20,215)	(1,582)
Repayment of promissory note	(6,000)	—
Financial derivative instrument	561	—
Payment of financing costs	(144)	(142)
Preferred stock dividends paid	(207)	(195)
Common stock re-purchase program	—	(197)
Net cash (used in)/provided by financing activities	$(10,505)	$12,384

Net increase/(decrease) in cash and cash equivalents and restricted cash	20,356	(9,885)
Cash and cash equivalents and restricted cash at the beginning of the period	10,189	36,339
Cash and cash equivalents and restricted cash at the end of the period	$30,545	$26,454

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,707	$1,295

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2024, we were required to maintain a minimum cash balance of $2.15 million. Total cash and cash equivalents, including the minimum liquidity and cash that has been classified as a short-term investment in time deposits, aggregated $49.0 million as of March 31, 2024.

	December 31,	March 31,
	2023	2024
Funded debt, net of deferred financing costs	$60,950	$73,781
Total funded debt	$60,950	$73,781

On March 31, 2024, our weighted average interest rate on our total funded debt for the three months ended March 31, 2024 was 8.17% and we had short-term interest-bearing money market investments of $43.4 million. Our next loan maturity is scheduled for July 2025 with a balloon principal payment of $9.55 million due on the “Pyxis Theta”.

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at SOFR plus 2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

On March 31, 2024, we had a total of 10,497,990 common shares issued and outstanding of which 54.6% beneficially owned by Mr. Valentis, 403,631 Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have conversion price of $5.60, and 1,591,062 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

During the quarter ended March 31, 2024, we repurchased 44,557 common shares at an average price of $4.42 per share, including brokerage commissions, utilizing $197 under the authorized $2.0 million re-purchase program.

Results of Annual Meeting of Shareholders of May 16, 2024

At the scheduled annual 2024 shareholder meeting, the Company’s shareholders re-elected Mr. Valentios Valentis as Class I Director to serve for a term of three years until the 2027 annual meeting.

Subsequent Events

Subsequent of the first quarter ended March 31, 2024, and as of May 16, 2024, we repurchased additional 39,223 common shares at an average price of $4.66 per share, including brokerage commissions, utilizing additional $183 thousand under the authorized $2.0 million re-purchase program. As of that date, we have spent $1.6 million in aggregate to acquire a total of 415,371 common shares.

On May 16, 2024, our BOD approved (i) an incremental $1.0 million in common share repurchase authority under the Company’s the common share re-purchase program for the 12-month period ending May 16, 2025 and (ii) the Company’s redemption of 100,000 of the outstanding Preferred Shares with an aggregate liquidation preference of $2.5 million, plus accrued dividends, on June 20, 2024. Upon redemption, the 100,000 PXSAP shares will be cancelled by the Company and cash dividends in respect of these shares will no longer be payable. After this partial redemption, there will be 303,631 PXSAP shares outstanding, which are convertible into 1,354,204 common shares, if fully converted, a reduction of 446,429 fully-diluted common shares.

On May 16th, the BOD also approved the investment in a joint venture agreement to purchase an 82,000 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The eco-efficient Kamsarmax, fitted with a ballast water treatment system, has a purchase price of $30.0 million which is expected to be funded by a combination of bank debt, cash and the issuance of restricted common stock. Our Chairman & CEO, Mr. Valentis, as one of the sellers of the Vessel, has agreed to receive $1.5 million of restricted shares of the Company as part of his portion of the purchase consideration. The Vessel owning subsidiary, which will be controlled by the Company through its 60% ownership is expected to enter into a new $16.5 million secured five-year amortizing term loan. The Vessel will remain the “Konkar Venture” and continue under management with Konkar Shipping Agencies. We expect the bank loan to be priced at a rate of SOFR plus 2.15% will be provided by one of our existing lenders. The balance of the purchase price, Vessel working capital, transaction fees and other closing costs will be funded in total cash of $13.2 million of which the Company will invest $7.3 million. As a further sign of commitment to the Company, Mr. Valentis has agreed to re-invest $5.9 million in cash for the 40% minority interest in the new joint venture. It is anticipated that the acquisition of the “Konkar Venture”, which is subject to customary closing conditions, will be completed in June, 2024.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges, such as interest income, loss from debt extinguishment, loss from financial derivative instrument and gain from sales of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Net Income to EBITDA and Adjusted EBITDA:

(Amounts in thousands of U.S. dollars)	Three months ended March 31,
Reconciliation of Net Income to EBITDA and Adjusted EBITDA	2023	2024

Net income	$8,915	$3,612

Depreciation	1,402	1,461

Amortization of special survey costs	85	97

Interest and finance costs	1,430	1,493

EBITDA	$11,832	$6,663

Interest income	—	(654)

Loss from debt extinguishment	287	—

Loss from financial derivative instrument	59	—

Gain from the sale of vessels, net	(8,018)	—

Adjusted EBITDA	$4,160	$6,009

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. TCE Revenues are calculated by presenting Revenues, net after deducting Voyage related costs and commissions. We calculate daily TCE by dividing TCE Revenues, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not calculated in accordance with U.S. GAAP.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended March 31,
		2023	2024
Eco-Efficient MR2: (2024: 3 vessels)
(2023: 4 vessels)	Daily TCE :	24,809	31,790
	Opex per day:	7,281	7,221
	Utilization % :	91.9%	96.7%
Eco-Modified MR2: (2023: 1 vessel)
	Daily TCE :	16,965	n/a
	Opex per day:	8,751	n/a
	Utilization % :	79.3%	n/a
MR Fleet: (2024: 3 vessels) *
(2023: 5 vessels) *	Daily TCE :	23,508	31,790
	Opex per day:	7,554	7,221
	Utilization % :	89.5%	96.7%

Average number of MR vessels *		4.9	3.0

Dry-bulk Ultramax: (2024: 2 vessel)
	Daily TCE :	n/a	16,950
	Opex per day:	n/a	7,927
	Utilization % :	n/a	76.5%

Average number of Dry-bulk vessels *		n/a	1.5

Total Fleet: (2024: 5 vessels) *
(2023: 5 vessels) *	Daily TCE :	23,508	27,596
	Opex per day:	7,554	7,456
	Utilization % :	89.5%	90.0%

Average number of vessels *		4.9	4.5

As of May 16, 2024, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and two dry-bulk vessels, “Konkar Ormi” delivered to our joint venture on September 14, 2023, and “Konkar Asteri” delivered on February 15, 2024. During 2023 and 2024, the vessels in our fleet were employed under time and spot charters.

*

a) The Eco-Modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

b) The Eco-Modified MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

c) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

d) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

Conference Call and Webcast

Today, Tuesday, May 21, 2024, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13746734. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Tuesday, May 28, 2024. None of the information contained on our website is incorporated into or forms a part of this report.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/50636

Pyxis Tankers Fleet (as of May 16, 2024)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date

Product Tanker Fleet
Pyxis Lamda	SPP / S. Korea	MR2 Tanker	50,145	2017	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR2 Tanker	51,795	2013	Time	29,000	Aug 2024
Pyxis Karteria (3)	Hyundai / S. Korea	MR2 Tanker	46,652	2013	Time	34,500	Sep 2024
			148,592
Dry-bulk Fleet
Konkar Ormi (4)	SKD / Japan	Ultramax	63,520	2016	Time	18,250	Jul 2024
Konkar Asteri (5)	JNYS / China	Kamsarmax	82,013	2015	Time	18,500	Jul 2024
			145,533

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Theta” is fixed on a time charter for a minimum of 11 maximum of 15 months, at $29,000 per day.

3) “Pyxis Karteria” was fixed on a time charter for a minimum of 6 maximum of 9 months, at $34,500 per day.

4) “Konkar Ormi” was fixed on a time charter for 65 – 75 days, at $18,250 per day.

5) “Konkar Asteri” was fixed on time charter for 95 – 105 days, at $18,500 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of mid-sized eco-vessels consisting of three MR product tankers, one Kamsarmax bulk carrier and a controlling interest in a single ship Ultramax dry-bulk venture engaged in seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com